Exhibit 99.1

L CATTERTON AGREES TO SELL $100 MILLION OF SHARES BACK TO ODDITY

NEW YORK, November 13, 2024 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced that it has entered into a transaction with a fund managed by L Catterton (“L Catterton”) to repurchase approximately 2.35 million Class A Ordinary Shares (the “Shares”) of the Company for a total cash consideration of approximately $100 million, at a purchase price of $42.501 per share. The transaction will be funded from the Company’s existing cash resources.

ODDITY’s board of directors determined that the repurchase is in the best interest of the Company given the significant strength of the Company’s balance sheet and the prevailing circumstances. The transaction is independent of the Company’s standing share buyback plan— announced on June 7, 2024, and authorizing the Company to purchase up to $150 million of the Company’s shares over 3 years—which will continue as planned subject to its terms, including the availability of distributable funds.

After the closing of the transaction, L Catterton will own approximately 4 million shares, representing approximately 7% of the company's ordinary shares outstanding as of September 30, 2024, pro forma for the transaction.

Upon completion of the present transaction, the Company will have repurchased $147 million of its Shares year-to-date; inclusive of the $47 million of shares repurchased through September 30, 2024 under the Company’s standing share buyback plan.

As reported by the Company on November 6, 2024, as of September 30, 2024, ODDITY held $248 million of cash, cash equivalents, and investments, in addition to $100 million available through an undrawn credit facility; the Company also has no financial debt. The company’s cash deployment strategy prioritizes reinvestment in the business, M&A, and share buybacks as appropriate.

For the 12 months ending September 30, 2024, the company generated $127 million of free cash flow, including $130 million of cash from operations and $3 million of capital expenditures.

The financial measures set forth above for the twelve months ending September 30, 2024 have been calculated as follows: (1) the value of the relevant financial measure for the fiscal year ending December 31, 2023, plus (2) the value of such financial measure for the nine months ending September 30, 2024 minus (3) the value of such financial measure for the nine months ending September 30, 2023.

Non-GAAP Financial Measure:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measure: free cash flow. ODDITY believes this non-GAAP financial measure provides useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “free cash flow” as net cash provided by operating activities less purchase of property, plant and equipment.

ODDITY’s non-GAAP financial measure should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate this measure differently or not at all, which reduces its usefulness as a comparative measure.

A reconciliation from net operating cash flow to free cash flow is included below.

Reconciliation of net cash provided by operating activities to free cash flow (U.S. dollars in thousands)

	Twelve Months Ended		Nine Months Ended
	September 30,	December 31,	September 30,
	2024	2023	2024	2023

	(Unaudited)		(Unaudited)
Net Operating cash flow	$129,504	$87,455	$121,599	$79,550
Purchase of property and equipment	(2,917)	(2,101)	(2,398)	(1,582)
Free cash flow	$126,587	$85,354	$119,201	$77,968

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the fourth quarter 2024 and the full year ending December 31, 2024.These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 50 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com